UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 24, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
OCTOBER 24, 2007
METHANEX ANNOUNCES THIRD QUARTER RESULTS - METHANOL PRICES SOAR INTO THE FOURTH QUARTER
For the third quarter of 2007, Methanex realized Adjusted EBITDA1 of $68.6 million and net income of $23.6 million ($0.24 per share on a diluted basis). This compares with Adjusted EBITDA1 of $76.5 million and net income of $35.7 million ($0.35 per share on a diluted basis) for the second quarter of 2007.
Bruce Aitken, President and CEO of Methanex commented, “With lower production and a slightly lower methanol price environment, we realized similar Adjusted EBITDA in the third quarter compared to the second quarter. Prices have recently increased significantly. A large number of outages in the industry during the quarter, including our own facility in Chile, combined with continuing strong demand, caused a severe shortage of methanol to occur near the end of the quarter. Contract methanol prices have risen sharply in October and our average non-discounted prices for October are approximately $550/tonne.”
Mr. Aitken continued, “Our biggest area of disappointment during the quarter was the continued curtailment of Argentinean natural gas supply to our plants in Chile. Our expectation was that natural gas supply from Argentina would be restored during the third quarter as cold winter conditions ended and gas demand in Argentina was reduced; however, this has not yet occurred and we continue to be limited to operating only one plant in Chile. We are in continuing discussions with our Argentinean natural gas suppliers and various governmental authorities to resolve the situation, and continue to be optimistic that we will have some natural gas supply restored from Argentina which will enable us to increase production in Chile and provide much needed product to the market.”
Mr. Aitken added, “Developments regarding incremental natural gas supply from Chile have been positive. Our natural gas suppliers in Chile, ENAP and GeoPark, have recently increased natural gas deliveries to our plant and both have announced commercial discoveries of natural gas near our plants as a result of their ongoing exploration activities. In addition, the Chilean government just announced that it has received fourteen bids for nine natural gas exploration blocks near our plants and that the blocks will be awarded in mid-November.”
Mr. Aitken concluded, “With $132 million in cash flow from operations after changes in non-cash working capital generated during the third quarter, we continue to be in a very strong financial position to meet the financial requirements related to our methanol project in Egypt, pursue opportunities to accelerate natural gas development in southern Chile, pursue other strategic growth initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Thursday, October 25, 2007 at 11:00 am EST (8:00 am PST) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 377227. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”,
-more-

on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
FORWARD-LOOKING STATEMENTS
Information in this press release and the attached Third Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached Third Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2006 Management’s Discussion & Analysis and the attached Third Quarter 2007 Management’s Discussion and Analysis.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Third Quarter 2007 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

3

Interim Report
For the
Nine Months Ended
September 30, 2007
At October 24, 2007 the Company had 99,167,479 common shares issued and outstanding and stock options exercisable for 1,057,891 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars

CIBC Mellon Trust Company
320 Bay Street
Toronto, ON, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information

Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This third quarter 2007 Management’s Discussion and Analysis should be read in conjunction with the 2006 Annual Consolidated Financial Statements and the Management’s Discussion & Analysis included in the Methanex 2006 Annual Report. The Methanex 2006 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2007	2007	2006	2007	2006

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	933	1,221	1,419	3,168	3,914
New Zealand	140	139	59	404	236

	1,073	1,360	1,478	3,572	4,150
Purchased methanol	387	269	222	1,031	813
Commission sales [1]	168	89	176	396	450

Total sales volumes	1,628	1,718	1,876	4,999	5,413
Average realized price ($ per tonne) [2]	270	286	305	334	289
Methanex average non-discounted posted price ($ per tonne) [3]	303	330	350	390	341
Adjusted EBITDA [4]	68.6	76.5	201.3	382.0	520.9
Operating income [4]	37.4	48.1	170.1	298.6	441.7
Net income	23.6	35.7	113.2	204.0	310.5
Income before unusual items (after-tax) [4]	23.6	35.7	113.2	204.0	284.7
Cash flows from operating activities 4 5	59.9	67.2	161.8	306.1	404.4
Basic net income per common share	0.24	0.35	1.05	1.99	2.82
Diluted net income per common share	0.24	0.35	1.05	1.98	2.82
Diluted income before unusual items (after-tax) per share [4]	0.24	0.35	1.05	1.98	2.58
Common share information (millions of shares):
Weighted average number of common shares	100.2	102.7	108.0	102.7	110.0
Diluted weighted average number of common shares	100.4	103.0	108.0	103.0	110.3
Number of common shares outstanding, end of period	99.4	101.1	107.2	99.4	107.2

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represent cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2007		Q2 2007	Q3 2006	YTD Q3 2007	YTD Q3 2006
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	960	233	569	666	1,553	2,420
Titan	213	191	225	206	641	635
Atlas (63.1% interest)	268	290	234	264	704	790

	1,441	714	1,028	1,136	2,898	3,845

Other:
New Zealand	132	122	120	71	360	293

	1,573	836	1,148	1,207	3,258	4,138

Our methanol facilities in Trinidad are capable of operating above design capacity. During the third quarter of 2007, our Atlas methanol production facility produced 290,000 tonnes and our Titan methanol production facility produced 191,000 tonnes. During September, we performed unplanned maintenance to resolve technical issues at our Titan facility and this resulted in lost production of approximately 30,000 tonnes.
When operating at capacity, we source approximately 60% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Argentina that are affiliates of international oil and gas companies. The remaining natural gas requirements are contracted from natural gas supplies in Chile from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and GeoPark Holdings Limited (GeoPark).
Our methanol facilities in Chile produced 233,000 tonnes during the third quarter of 2007 compared with an operating capacity of 960,000 tonnes. As a result of reductions to our natural gas supply from both Chile and Argentina, we were constrained to operating only one of our four facilities in Chile during the third quarter of 2007. The reductions to our natural gas supply from Chile resulted in approximately 130,000 tonnes of lost production and were a result of our primary natural gas supplier in Chile experiencing ongoing deliverability issues that are expected to continue. Since mid-June, we have not received any of our natural gas supply from Argentina and this resulted in approximately 600,000 tonnes of lost production during the third quarter of 2007. In mid-June, a compressor failure seriously impacted the natural gas delivery infrastructure in the province of Tierra del Fuego in Argentina and this issue, combined with increased domestic demand for natural gas in Argentina as a result of extremely cold temperatures during the winter months, resulted in the curtailment of all of our natural gas supply from Argentina. The compressor issue has been resolved and the domestic demand for natural gas in Argentina has stabilized with warmer temperatures. We believe that there currently is sufficient natural gas production capability in the region to meet our full contracted supply from Argentina and that all pipeline capacity to transport natural gas from southern Argentina to the more populated areas in northern Argentina is full. However, natural gas supply has still not been restored. We are in continuing discussions with our Argentinean natural gas suppliers and various governmental authorities to resolve the situation, and continue to be optimistic that we will have some natural gas supply restored from Argentina which will enable us to increase production in Chile.
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to approximately $2.25 per mmbtu. This duty is reviewed quarterly and is adjusted with reference to a basket of international energy prices. At the beginning of the fourth quarter of 2007, we estimate that the export duty will be adjusted to $2.70 per mmbtu. While our natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, we have been contributing towards the cost of these duties and are in continuing discussions with our Argentinean natural gas suppliers regarding the impact of the increased export duty.
With respect to these export duties, we have interim agreements in place with all of our Argentinean natural gas suppliers. In principle, we have agreed to share the cost of duties based in part on prevailing methanol prices while providing a minimum price to our natural gas suppliers. At methanol prices below approximately $250 per tonne, we pay substantially all of the export duty. We have also gained considerable flexibility to take the natural gas depending on prevailing methanol market conditions, and to the extent that these arrangements are not economic then we will not purchase the natural gas. The amount of export duties charged to earnings in a period is primarily dependant on sales volumes of Chile

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

production that is produced with natural gas sourced from Argentina. During the third quarter, we did not produce any methanol with natural gas from Argentina. However, we sold inventory that was produced with natural gas from Argentina in the second quarter of 2007 and the amount charged to earnings related to the cost of sharing export duties on this inventory was $10 million.
We cannot provide assurance as to when and to what extent our natural gas supply from Argentina will be restored or that we will be able to reach continuing arrangements with our natural gas suppliers, or that the impact of these issues will not continue to have an adverse effect on our results of operations and financial condition.
We continue to work on sourcing additional natural gas supply for our Chile facilities from alternative sources. We are pursuing investment opportunities with ENAP and GeoPark to help accelerate the discovery and development of natural gas in southern Chile. Our primary Chilean natural gas supplier, ENAP, and GeoPark are undertaking gas exploration and development programs in areas of southern Chile that are relatively close to our production facilities and their exploration and development efforts continue to be encouraging. ENAP and GeoPark recently announced discoveries of commercial gas in this area and increased deliveries to our plants. We also signed a memorandum of understanding with GeoPark to provide long-term supply from the development of natural gas reserves in southern Chile. If these programs are successful, we believe that some additional gas could be available during 2007 and increase over time. The government of Chile is in the process of completing its first international bidding round to assign natural gas exploration areas which lie close to our production facilities. In July, we signed an agreement in a consortium with Wintershall Energia S.A. and GeoPark for the joint evaluation and bidding for natural gas development concessions in this bidding round. The bidding round covers ten blocks spanning 32,356 square kilometres in the Magallanes basin in southern Chile. On October 10, fourteen final bids were submitted for nine of the ten natural gas exploration blocks subject to the process including our consortium bid for three blocks. The blocks are expected to be awarded to the successful bidders by mid-November, with exploration work expected to commence in 2008.
We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas on commercially acceptable terms.
We produced 122,000 tonnes at our Waitara Valley facility in New Zealand during the third quarter of 2007. We have sufficient contracted natural gas supply to allow us to produce at this facility at least until early 2008. We have scheduled maintenance activities which are planned to commence in October 2007 and are working to secure additional natural gas supply to further extend production from this facility. This facility has been positioned as a flexible production asset with operations dependent upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
Our core production facilities in Chile and Trinidad are underpinned by natural gas purchase agreements with pricing terms that vary with methanol prices. These production hubs have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. The operating results for these facilities represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss the impact of the changes in average realized price, sales volumes and total cash costs related to these facilities.
In addition, our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the third quarter of 2007 we recorded Adjusted EBITDA of $68.6 million and net income of $23.6 million ($0.24 per share on a diluted basis). This compares with Adjusted EBITDA of $76.5 million and net income of $35.7 million ($0.35

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

per share on a diluted basis) for the second quarter of 2007 and Adjusted EBITDA of $201.3 million and net income of $113.2 million ($1.05 per share on a diluted basis) for the third quarter of 2006.
For the nine months ended September 30, 2007, we recorded Adjusted EBITDA of $382.0 million and net income and income before unusual items (after-tax) of $204.0 million ($1.98 per share on a diluted basis). This compares with Adjusted EBITDA of $520.9 million, net income of $310.5 million ($2.82 per share on a diluted basis) and income before unusual items (after-tax) of $284.7 million ($2.58 per share on a diluted basis) during the same period in 2006.
The following is a reconciliation of net income to income before unusual items (after-tax):

	Three Months Ended			Nine Months Ended
	Sep 30	June 30	Sep 30	Sep 30	Sep 30
($ millions)	2007	2007	2006	2007	2006

Net income	$23.6	$35.7	$113.2	$204.0	$310.5
Add/(deduct) unusual item:
Future income tax recovery related to change in tax legislation	—	—	—	—	$(25.8)

Income before unusual items (after-tax)	$23.6	$35.7	$113.2	$204.0	$284.7

Refer to page 7 of this Management’s Discussion and Analysis and note 6 to our third quarter of 2007 interim consolidated financial statements for further information regarding the future income tax recovery related to a change in tax legislation.
Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q3 2007	Q3 2007	YTD Q3 2007
	compared with	compared with	compared with
($ millions)	Q2 2007	Q3 2006	YTD Q3 2006

Chile and Trinidad facilities[1]:
Average realized price	$(15)	$(35)	$118
Sales volumes	(37)	(85)	(120)
Total cash costs	34	(11)	(164)

	(18)	(131)	(166)

Changes in cash margin related to sales of:
New Zealand production	1	4	30
Purchased methanol	9	(5)	(3)

	$(8)	$(132)	$(139)

[1]	For the definitions and calculations in our Adjusted EBITDA analysis, refer to HOW WE ANALYZE OUR BUSINESS on page 13.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2007	2007	2006	2007	2006

Methanex average non-discounted posted price [1]	303	330	350	390	341
Methanex average realized price [2]	270	286	305	334	289
Average discount	11%	13%	13%	14%	15%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Average realized price disclosed above is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. For the purposes of our Adjusted EBITDA analysis, we compare our average realized price for sales of our Chile and Trinidad production. The average realized price for sales of our Chile and Trinidad production will differ from the price disclosed above as sales under long-term contracts, where the prices are either fixed or linked to our costs plus a margin, are included as sales of produced methanol.
We commenced the third quarter of 2007 in a balanced methanol market environment with a slight moderation in pricing from the second quarter of 2007. Our average non-discounted posted price for the third quarter of 2007 was $303 per tonne compared with $330 per tonne for the second quarter of 2007 and $350 per tonne for the third quarter of 2006. Our average realized price for the third quarter of 2007 was $270 per tonne compared with $286 per tonne for the second quarter of 2007 and $305 per tonne for the third quarter of 2006. The change in our average realized price for the third quarter of 2007 decreased our Adjusted EBITDA by $15 million compared with the second quarter of 2007 and decreased our Adjusted EBITDA by $35 million compared with the third quarter of 2006.
Our average realized price for the nine months ended September 30, 2007 was $334 per tonne compared with $289 per tonne for the same period in 2006. The change in our average realized price in 2007 compared with the same period in 2006 increased our Adjusted EBITDA by $118 million. The increase in 2007 was primarily due to the high pricing levels during the first quarter of 2007.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the third quarter of 2007 our average realized price was approximately 11% lower than our average non-discounted posted price. This compares with approximately 13% lower for the second quarter of 2007 and 13% lower for the third quarter of 2006. To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. For the nine months ended September 30, 2007, these sales have represented approximately 20% of our total sales volumes. We expect the discount from our non-discounted posted prices will narrow during periods of lower methanol pricing.
Chile and Trinidad sales volumes
Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the third quarter of 2007 were lower by 288,000 tonnes compared with the second quarter of 2007 and this decreased Adjusted EBITDA by $37 million. Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the third quarter of 2007 and nine months ended September 30, 2007 were lower than comparable periods in 2006 by 486,000 tonnes and 746,000 tonnes, respectively. Lower sales volumes for these periods decreased Adjusted EBITDA by $85 million and $120 million, respectively.
As previously described in the Production Summary section, during the second and third quarter of 2007, we experienced a reduction in natural gas supply to our Chile facilities which resulted in lower production in Chile. The lower sales volumes of methanol produced in Chile and Trinidad as described above were primarily a result of lower production from our Chile facilities.
Total cash costs
Our production facilities in Chile and Trinidad are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted at the time of production in relation to

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

changes in methanol prices above pre-determined prices. As a result of these pricing terms, our natural gas costs are based on methanol pricing at the time of production which may differ from methanol pricing at the time of sale.
Our total cash costs for the third quarter of 2007 compared with the second quarter of 2007 were lower by $34 million. Our natural gas costs during the third quarter of 2007 were lower compared to the second quarter of 2007 by $20 million primarily due to high cost Chile and Trinidad inventory sold in the second quarter that reflected higher methanol pricing at the time of production. During the third quarter of 2007, we also had a decrease in the amount charged to earnings related to the cost of sharing export duties from Argentina by $19 million. The amount charged to earnings related to the cost of sharing export duties on Chile inventory sold during the third quarter was $10 million compared with $29 million during the second quarter of 2007. During the third quarter, we did not produce any methanol with natural gas from Argentina. However, in the third quarter, we sold inventory that was produced with natural gas from Argentina in the second quarter of 2007. These lower cash costs were partially offset by higher unabsorbed fixed costs of $5 million primarily due to lower production rates at our Chile facilities.
Total cash costs for the third quarter of 2007 compared with the third quarter of 2006 were higher by $11 million. Cash costs were higher by $10 million as a result of the impact of sharing export duties with our natural gas suppliers from Argentina. These duties became effective during the third quarter of 2006 and had no impact on earnings in that period. During the third quarter of 2007, we also had higher unabsorbed fixed costs of $7 million compared with the third quarter of 2006 primarily as a result of lower production rates at our Chile facilities. These higher cash costs were partially offset by lower natural gas costs on sales of our Trinidad production and lower stock-based compensation expense as a result of changes in our share price.
Total cash costs for the nine months ended September 30, 2007 compared with the same period in 2006 were higher by $164 million. Cash costs were higher by $61 million as a result of the impact of sharing export duties with our natural gas suppliers from Argentina during 2007. Our natural gas costs on sales of Chile and Trinidad production for the nine months ended September 30, 2007 were also higher than the same period in 2006 as result of higher methanol pricing, and this increased cash costs by $89 million. The remaining increase in cash costs for the nine months ended September 30, 2007 compared with the same period in 2006 of $14 million is primarily due to higher unabsorbed fixed costs as a result of lower production rates at our Chile facilities.
Margin earned from New Zealand facilities
Our cash margin on the sale of New Zealand production for the third quarter of 2007 was $9 million compared with $8 million for second quarter of 2007 and $5 million for the third quarter of 2006. Our cash margin on the sale of New Zealand production for the nine months ended September 30, 2007 was $45 million compared with the $15 million for the same period in 2006. The increase in cash margin was primarily due to higher methanol pricing and higher sales volumes in 2007.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the third quarter of 2007, we had a negative cash margin of $1 million on the resale of 0.4 million tonnes of purchased methanol compared with a negative cash margin of $10 million on the resale of 0.3 million tonnes for the second quarter of 2007 and a positive cash margin of $4 million on the resale of 0.2 million tonnes for the third quarter of 2006.
During the nine months ended September 30, 2007, we had a cash margin of $4 million on resale of 1.0 million tonnes compared with a cash margin of $7 million on the resale of 0.8 million tonnes for the same period in 2006.
Depreciation and Amortization
Depreciation and amortization was $31 million for the third quarter of 2007 compared with $28 million for the second quarter of 2007. Depreciation and amortization increased as a result of higher unabsorbed depreciation costs. For the third

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

quarter of 2007 and nine months ended September 30, 2007 depreciation and amortization was $31 million and $83 million, respectively, compared with $31 million and $79 million for the same periods in 2006.
Interest Expense & Interest and Other Income

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2007	2007	2006	2007	2006

Interest expense before deduction of capitalized interest	$13	$11	$12	$35	$33
Less capitalized interest	(2)	—	—	(2)	-

Interest expense	$11	$11	$12	$33	$33

Interest and other income	$7	$13	$4	$24	$10

In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. During the third quarter of 2007, interest costs related to this project were capitalized.
Interest and other income was $7 million for the third quarter of 2007 compared with $13 million for the second quarter of 2007. During the second quarter of 2007, we recorded a recovery of $4 million related to the sale of an investment that we had previously written off. The remaining decrease in our interest and other income during the third quarter of 2007 compared with the second quarter of 2007 primarily relates to the impact on earnings of changes in foreign exchange rates. Interest and other income for the third quarter of 2007 and the nine months ended September 30, 2007 was $7 million and $24 million, respectively, compared with $4 million and $10 million for the same periods in 2006. The increase in interest and other income is primarily due to higher interest income earned in 2007.
Income Taxes
The effective tax rate for the third quarter of 2007 was 29% compared with 28% for the second quarter of 2007 and 30% for the third quarter of 2006. Excluding the unusual item related to the Trinidad tax adjustment, the effective tax rate for the nine months ended September 30, 2007 was 30% compared with 32% for the same period in 2006. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. During 2007, we earned a lower proportion of our consolidated income from methanol produced at our Chile facilities and this contributed to lower effective tax rates compared with 2006.
In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
We entered the third quarter of 2007 in a balanced methanol market environment and our average non-discounted posted price across all the major regions was approximately $300 per tonne. During the third quarter of 2007, significant planned and unplanned production outages across the methanol industry, including our own facilities in Chile, led to a significant depletion of global inventories and extremely tight market conditions. As a result, there was a sharp increase in spot methanol pricing in September and contract methanol pricing in October. The Methanex non-discounted posted price in the United States is $565 per tonne for October, compared with $319 per tonne in September. The Methanex European quarterly contract price for the third quarter of 2007 is €390 (US$555 per tonne compared with US$300 per tonne for the second quarter of 2007). The Methanex non-discounted posted price in Asia is $520 per tonne for October, compared with $300 per tonne in September.
Methanex Non-Discounted Regional Posted Prices 1

	Oct	Sep	Jul-Aug
(US$ per tonne)	2007	2007	2007

United States	565	319	309
Europe [2]	555	300	300
Asia	520	300	285

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€390 at Oct 2007 (Jul 2007 — €220) converted to United States dollars at the date of settlement.
Over the next twelve months, excluding the impact of the 1.0 million tonne per year plant in Oman, which started production last month, we expect the only new capacity to the global industry, outside of China, to be the 1.7 million tonne per year plant under construction in Saudi Arabia. We understand that product from this plant should be available to the market by mid-2008. Over the same period, we believe that global methanol demand growth combined with the potential shutdown of high cost capacity as a result of high feedstock prices could offset this new industry supply.
We believe global demand for methanol for traditional uses remains healthy and is underpinned by the strong global economy, particularly in China. In addition, we believe that high energy prices are positive for energy related derivatives such as dimethyl ether (DME) and fuel blending, biodiesel, and MTBE.
We believe methanol demand in China will continue to grow at high rates as a result of very strong traditional demand driven by industrial production growth rates and additional demand related to non-traditional uses for methanol such as gasoline blending and DME. China is a net importer of methanol. A recent decision by the government of China to reduce tax rebates offered to Chinese exporters of methanol and the continued appreciation of the Chinese currency has increased the cost for Chinese producers to export. In the current environment of very high methanol prices, we believe China has the incentive to operate at higher production rates and potentially export more methanol. However, we believe in a lower price environment substantially all domestic methanol production will be consumed within the local market and that imports of methanol into China will grow over time.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the third quarter of 2007 were $60 million compared with $162 million for the same period in 2006. This decrease was primarily due to lower earnings. During the third quarter of 2007, our non-cash working capital decreased and this increased our cash flow from operating activities by $73 million. The decrease in our non-cash working capital was primarily due to lower inventory levels and lower trade receivables.
During the third quarter of 2007, we repurchased for cancellation a total of 1.7 million common shares at an average price of US$24.02 per share, totaling $41 million, under a normal course issuer bid that expires May 16, 2008. At September 30, 2007, we have repurchased a total of 2.9 million common shares of the maximum allowable under this bid of 8.7 million common shares. For the nine months ended September 30, 2007, we repurchased a total of 6.6 million common shares at an average price of US$24.92 per share, totaling $165 million, inclusive of 3.7 million common shares repurchased in 2007 under a normal course issuer bid that expired May 16, 2007.
During the third quarter of 2007 we paid a quarterly dividend of US$0.14 per share, or $14 million. For the nine months ended September 30, 2007 we paid total dividends of US$0.405 per share or $41 million.
In May 2007, we reached financial close for our project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We are developing the project through a joint venture in which we have a

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

60% interest. The joint venture has secured limited recourse debt of $530 million. We expect commercial operations from the methanol facility to begin in early 2010 and we will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next three years, excluding financing costs and working capital, are expected to be approximately $740 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next three years is estimated to be approximately $195 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have excellent financial capacity and flexibility. Our cash balance at September 30, 2007 was $533 million and we have a strong balance sheet with an undrawn $250 million credit facility. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $80 million for the period to the end of 2009.
We are well positioned to meet our financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, pursue opportunities to invest to accelerate the development of natural gas in southern Chile, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at September 30, 2007 were as follows:

Standard & Poor’s Rating Services	BBB-	(negative)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
We believe that the large number of recent planned and unplanned production outages across the methanol industry, including our own facilities in Chile, have led to a significant depletion of global inventories and higher methanol pricing. We also believe the global methanol industry fundamentals continue to be favourable and are underpinned by high global energy prices. There is considerable potential for demand growth for methanol use in traditional and emerging applications, including fuel blending, biodiesel and DME. Ultimately, the methanol price will depend on industry operating rates, new supply to the industry, the rate of industry restructuring, and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and asset position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 to our interim consolidated financial statements. Certain of our accounting policies are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to property, plant and equipment, asset retirement obligations, and income taxes. For further details, refer to pages 29 to 30 of our 2006 Annual Report.
CHANGES IN ACCOUNTING POLICIES OR ESTIMATES
On January 1, 2007, we adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges. These standards, and the impact on our financial statements, are discussed in Note 2 to our interim consolidated financial statements.
CONTROLS AND PROCEDURES
For the three months ended September 30, 2007, no changes were made that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2007	2007	2006	2007	2006

Cash flows from operating activities	$132,497	$123,825	$155,773	$447,424	$319,106
Add (deduct):
Changes in non-cash working capital	(72,609)	(56,601)	6,027	(141,319)	85,322
Other cash payments	598	3,518	3,809	4,886	11,710
Stock-based compensation expense	(5,386)	(6,588)	(9,015)	(15,655)	(22,497)
Other non-cash items	(4,282)	(3,670)	(3,490)	(10,469)	(5,568)
Interest expense	10,807	11,159	11,586	33,033	33,489
Interest and other income	(6,601)	(12,606)	(3,607)	(24,279)	(9,913)
Current income taxes	13,571	17,478	40,221	88,375	109,214

Adjusted EBITDA	$68,595	$76,515	$201,304	$381,996	$520,863

METHANEX CORPORATION 2007 THIRD QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands, except number of shares and per share amounts)	2007	2007	2006	2007	2006

Net income	$23,610	$35,654	$113,230	$203,970	$310,504
Add (deduct) unusual item:
Future income tax recovery related to change in tax legislation	—	—	—	—	$(25,753)

Income before unusual items (after-tax)	$23,610	$35,654	$113,230	$203,970	$284,751

Diluted weighted average number of common shares	100,417,273	102,973,271	108,036,188	102,977,021	110,300,912
Diluted income before unusual items (after-tax) per share	$0.24	$0.35	$1.05	$1.98	$2.58

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2007	2007	2007	2006

Revenue	$395,118	$466,414	$673,932	$668,159
Net income	23,610	35,654	144,706	172,445
Basic net income per common share	0.24	0.35	1.38	1.62
Diluted net income per common share	0.24	0.35	1.37	1.61

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2006	2006	2006	2005

Revenue	$519,586	$460,915	$459,590	$459,615
Net income	113,230	82,097	115,177	48,574
Basic net income per common share	1.05	0.75	1.02	0.42
Diluted net income per common share	1.05	0.75	1.02	0.42

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our New Zealand facility.
Our production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the changes in unabsorbed fixed cash costs and Argentina export duties costs on our Chile production. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties costs per tonne).
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

FORWARD-LOOKING STATEMENTS
Information in this press release and the Third Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached Third Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2006 Management’s Discussion & Analysis and refer to Additional Information – Supplemental Non-Gaap Measures section on page 11 of the Third Quarter 2007 Management’s Discussion and Analysis.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2007	2006	2007	2006

Revenue	$395,118	$519,586	$1,535,464	$1,440,091

Cost of sales and operating expenses	326,523	318,282	1,153,468	919,228
Depreciation and amortization	31,245	31,191	83,358	79,151

Operating income before undernoted items	37,350	170,113	298,638	441,712
Interest expense	(10,807)	(11,586)	(33,033)	(33,489)
Interest and other income	6,601	3,607	24,279	9,913

Income before income taxes	33,144	162,134	289,884	418,136
Income taxes:
Current	(13,571)	(40,221)	(88,375)	(109,214)
Future	4,037	(8,683)	2,461	(24,171)
Future income tax recovery related to change in tax legislation (note 6)	—	—	—	25,753

	(9,534)	(48,904)	(85,914)	(107,632)

Net income	$23,610	$113,230	$203,970	$310,504

Net income per common share:
Basic	$0.24	$1.05	$1.99	$2.82
Diluted	$0.24	$1.05	$1.98	$2.82

Weighted average number of common shares outstanding:
Basic	100,215,472	107,984,976	102,654,755	109,994,897
Diluted	100,417,273	108,036,188	102,977,021	110,300,912

Number of common shares outstanding at period end	99,442,254	107,158,817	99,442,254	107,158,817
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
CONOSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Sep 30	Dec 31
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$533,207	$355,054
Receivables	211,777	366,387
Inventories	148,804	244,766
Prepaid expenses	24,222	24,047

	918,010	990,254
Property, plant and equipment (note 3)	1,455,866	1,362,281
Other assets	95,208	100,518

	$2,469,084	$2,453,053

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$210,548	$309,979
Current maturities on long-term debt (note 5)	15,282	14,032
Current maturities on other long-term liabilities	20,276	17,022

	246,106	341,033
Long-term debt (note 5)	553,544	472,884
Other long-term liabilities	74,074	68,818
Future income tax liabilities (note 6)	349,457	351,918
Non-controlling interest	29,657	9,149
Shareholders’ equity:
Capital stock	450,737	474,739
Contributed surplus	15,817	10,346
Retained earnings	751,892	724,166
Accumulated other comprehensive income (loss)	(2,200)	—

	1,216,246	1,209,251

	$2,469,084	$2,453,053

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
CONOSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Income (Loss)	Equity

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$—	$949,514
Net income	—	—	—	482,949	—	482,949
Compensation expense recorded for stock options	—	—	8,568	—	—	8,568
Issue of shares on exercise of stock options	680,950	7,519	—	—	—	7,519
Reclassification of grant date fair value on exercise of stock options	—	2,365	(2,365)	—	—	—
Payments for shares repurchased	(8,525,300)	(38,024)	—	(148,755)	—	(186,779)
Dividend payments	—	—	—	(52,520)	—	(52,520)

Balance, December 31, 2006	105,800,942	474,739	10,346	724,166	—	1,209,251
Net income	—	—	—	180,360	—	180,360
Compensation expense recorded for stock options	—	—	4,875	—	—	4,875
Issue of shares on exercise of stock options	230,525	3,813	—	—	—	3,813
Reclassification of grant date fair value on exercise of stock options	—	1,241	(1,241)	—	—	—
Payments for shares repurchased	(4,910,763)	(22,101)	—	(101,785)	—	(123,886)
Dividend payments	—	—	—	(27,302)	—	(27,302)
Other comprehensive income (loss)	—	—	—	—	(153)	(153)

Balance, June 30, 2007	101,120,704	457,692	13,980	775,439	(153)	1,246,958
Net income	—	—	—	23,610	—	23,610
Compensation expense recorded for stock options	—	—	2,236	—	—	2,236
Issue of shares on exercise of stock options	23,550	350	—	—	—	350
Reclassification of grant date fair value on exercise of stock options	—	399	(399)	—	—	—
Payments for shares repurchased	(1,702,000)	(7,704)	—	(33,182)	—	(40,886)
Dividend payments	—	—	—	(13,975)	—	(13,975)
Other comprehensive income (loss)	—	—	—	—	(2,047)	(2,047)

Balance, September 30, 2007	99,442,254	$450,737	$15,817	$751,892	$(2,200)	$1,216,246

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three months	Nine months
	ended	ended
	Sep 30	Sep 30
	2007	2007

Net income	$23,610	$203,970
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax (note 11)	29	(124)
Change in fair value of interest rate swap contracts, net of tax (note 11)	(2,076)	(2,076)

	(2,047)	(2,200)

Comprehensive income	$21,563	$201,770

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
CONOSOLIDATED FINANCIAL STATEMENTS	PAGE 17

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,610	$113,230	$203,970	$310,504
Add (deduct) non-cash items:
Depreciation and amortization	31,245	31,191	83,358	79,151
Future income taxes	(4,037)	8,683	(2,461)	(1,582)
Stock-based compensation expense	5,386	9,015	15,655	22,497
Other	4,282	3,490	10,469	5,568
Other cash payments	(598)	(3,809)	(4,886)	(11,710)

Cash flows from operating activities before undernoted	59,888	161,800	306,105	404,428
Changes in non-cash working capital (note 10)	72,609	(6,027)	141,319	(85,322)

	132,497	155,773	447,424	319,106

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(40,886)	(33,873)	(164,772)	(151,108)
Dividend payments	(13,975)	(13,431)	(41,277)	(39,281)
Proceeds from limited recourse debt (note 5)	61,000	—	96,574	—
Financing costs	—	—	(8,725)	—
Equity contribution by non-controlling interest	2,213	—	20,508	4,730
Repayment of limited recourse debt	—	—	(7,016)	—
Proceeds on issue of shares on exercise of stock options	350	1,397	4,163	5,662
Changes in debt service reserve accounts	(16)	—	900	(2,301)
Repayment of other long-term liabilities	(1,220)	(1,109)	(3,769)	(4,834)

	7,466	(47,016)	(103,414)	(187,132)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(26,307)	(12,079)	(52,074)	(32,490)
Plant and equipment construction costs (note 13)	(67,982)	(3,504)	(114,118)	(15,819)
Other assets	(5,271)	(42)	(5,178)	(131)
Changes in non-cash working capital (note 10)	8,637	(2,121)	5,513	29,269

	(90,923)	(17,746)	(165,857)	(19,171)

Increase in cash and cash equivalents	49,040	91,011	178,153	112,803
Cash and cash equivalents, beginning of period	484,167	173,531	355,054	158,755

Cash and cash equivalents, end of period	$533,207	$264,542	$533,207	$271,558

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$13,751	$11,982	$32,813	$30,546
Income taxes paid, net of amounts refunded	$20,889	$36,655	$102,994	$98,029
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
CONOSOLIDATED FINANCIAL STATEMENTS	PAGE 18

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 14. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2006 Annual Report.

2.	Changes in accounting policies

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Under adoption of these new standards, the Company classified its cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, long-term debt, net of debt issuance costs, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.

Under these new standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The effective portion of changes in these forward exchange sales contracts is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings.

These standards have been adopted on a prospective basis beginning January 1, 2007. For additional information, see note 11.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

3. Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

September 30, 2007
Plant and equipment	$2,759,200	$1,515,927	$1,243,273
Plant and equipment under construction	139,979	—	139,979
Other	123,757	51,143	72,614

	$3,022,936	$1,567,070	$1,455,866

December 31, 2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Plant and equipment under construction	25,861	—	25,861
Other	102,597	43,852	58,745

	$2,857,295	$1,495,014	$1,362,281

4.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Sep 30	Dec 31
Consolidated Balance Sheets	2007	2006

Cash and cash equivalents	$30,348	$19,268
Other current assets	43,919	62,420
Property, plant and equipment	265,536	264,292
Other assets	16,464	22,471
Accounts payable and accrued liabilities	28,754	28,644
Long-term debt, including current maturities (note 5)	126,070	136,916
Future income tax liabilities	13,707	10,866

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Income	2007	2006	2007	2006

Revenue	$55,324	$67,642	$144,094	$159,572
Expenses	(44,835)	(49,499)	(134,731)	(125,588)

Income before income taxes	10,489	18,143	9,363	33,984
Income tax recovery (expense) (note 6)	(3,302)	(2,508)	(3,556)	10,684

Net income	$7,187	$15,635	$5,807	$44,668

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Cash Flows	2007	2006	2007	2006

Cash inflows from operating activities	$3,791	$16,287	$41,135	$39,247
Cash outflows from financing activities	(16)	—	(6,116)	(7,016)
Cash outflows from investing activities	(171)	(2,384)	(13,859)	(2,783)

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

5.	Long-term debt:

	Sep 30	Dec 31
	2007	2006

Unsecured notes
8.75% due August 15, 2012	$197,850	$200,000
6.00% due August 15, 2015	148,332	150,000

	346,182	350,000
Atlas limited recourse debt facilities	126,070	136,916
Egypt limited recourse debt facilities	81,574	—
Other limited recourse debt	15,000	—

	568,826	486,916
Less current maturities	(15,282)	(14,032)

	$553,544	$472,884

Other limited recourse debt is payable over 12 years in equal quarterly principal payments beginning October 2007. Interest on this debt is payable quarterly at LIBOR plus 0.75%.

During the second quarter of 2007, the Company achieved financial close to construct a methanol plant in Egypt (as described in note 13). The debt facilities are for an aggregate maximum of $530 million with interest payable semi-annually based on rates of LIBOR plus approximately 1.1% to 1.2% during construction and increasing to approximately 1.4% to 1.6% by the end of the loan term. The LIBOR-based interest payments on approximately half of the projected outstanding debt balance have been fixed at 5.1% through interest rate swap agreements for the period September 28, 2007 to March 31, 2015 as described in note 11(c). Principal is paid in 24 semi-annual payments which will commence in September 2010. Under the terms of the Egypt limited recourse debt facilities, the Egypt entity can make cash or other distributions after fulfilling certain conditions.

The limited recourse debt facilities of Egypt and Atlas are described as limited recourse as they are secured only by the assets of the Egypt project and the Atlas joint venture, respectively.

6.	Future income tax recovery related to change in tax legislation:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

7.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2007	2006	2007	2006

Denominator for basic net income per common share	100,215,472	107,984,976	102,654,755	109,994,897
Effect of dilutive stock options	201,801	51,212	322,266	306,015

Denominator for diluted net income per common share	100,417,273	108,036,188	102,977,021	110,300,912

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

8.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at September 30, 2007:

	Options Denominated in CAD $		Options Denominated in US $
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76
Granted	—	—	1,109,491	24.96
Exercised	(11,800)	12.13	(218,725)	16.84
Cancelled	(6,500)	13.65	(13,300)	20.21

Outstanding at June 30, 2007	143,950	$7.86	3,282,391	$20.97
Granted	—	—	—	—
Exercised	(4,500)	3.29	(19,050)	17.66
Cancelled	(9,000)	9.56	(49,800)	19.68

Outstanding at September 30, 2007	130,450	$7.90	3,213,541	$21.01

Information regarding the incentive stock options outstanding at September 30, 2007 is as follows:

	Options Outstanding at			Options Exercisable at
	September 30, 2007			September 30, 2007
	Weighted
	Average				Weighted
	Remaining	Number of	Weighted	Number of	Average
	Contractual	Stock Options	Average Exercise	Stock Options	Exercise
Range of Exercise Prices	Life (Years)	Outstanding	Price	Exercisable	Price

Options denominated in CAD
$3.29 to 11.60	2.4	130,450	$7.90	130,450	$7.90

Options denominated in USD
$6.45 to 9.23	5.1	194,325	$8.37	194,325	$8.37
$11.56 to 25.10	5.7	3,019,216	21.83	728,441	19.60

	5.6	3,213,541	$21.01	922,766	$17.24

(ii)	Performance stock options:

As at September 30, 2007, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2007, compensation expense related to stock options included in cost of sales and operating expenses was $2.2 million (2006 — $2.7 million) and $7.1 million (2006 — $5.9 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk-free interest rate	4.5%	4.9%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	31%	40%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$ 7.06	$ 8.82

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

8.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2007 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted	Performance
	Units	Share Units	Share Units

Outstanding at December 31, 2006	318,746	518,757	406,082
Granted	30,970	6,000	325,779
Granted in-lieu of dividends	3,458	5,585	7,803
Redeemed	(75,649)	(4,731)	—
Cancelled	—	(4,392)	(16,838)

Outstanding at June 30, 2007	277,525	521,219	722,826
Granted	3,955	—	—
Granted in-lieu of dividends	1,469	3,148	4,380
Redeemed	(17,047)	(2,378)	—
Cancelled	—	(1,586)	(1,936)

Outstanding at September 30, 2007	265,902	520,403	725,270

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2007 was $37.4 million compared with the recorded liability of $28.2 million. The difference between the fair value and the recorded liability of $9.2 million will be recognized over the weighted average remaining service period of approximately 1.5 years.

For the three and nine months ended September 30, 2007, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $3.2 million (2006 — $6.3 million) and $8.5 million (2006 — $16.6 million). For the three and nine month period ended September 30, 2007, the compensation expense included $0.6 million (2006 — $3.6 million) and $0.9 million (2006 — $8.5 million) related to the effect of the change in the Company’s share price. As at September 30, 2007, the Company’s share price was US$25.40 per share.
9.	Retirement plans:

Total net pension expense for the Company’s defined contribution and defined benefit pension plans during the three and nine month periods ended September 30, 2007 was $1.8 million (2006 - $2.7 million) and $5.3 million (2006 — $5.8 million), respectively.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

10.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three and nine month periods ended September 30, 2007 and 2006 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2007	2006	2007	2006

Decrease (increase) in non-cash working capital:
Receivables	$46,295	$(30,739)	$154,610	$(22,211)
Inventories	30,725	(140)	95,962	(23,539)
Prepaid expenses	5,537	(472)	(175)	(6,066)
Accounts payable and accrued liabilities	3,566	26,989	(99,431)	6,775

	86,123	(4,362)	150,966	(45,041)
Adjustments for items not having a cash effect	(4,877)	(3,786)	(4,134)	(11,012)

Changes in non-cash working capital having a cash effect	$81,246	$(8,148)	$146,832	$(56,053)

These changes relate to the following activities:
Operating	$72,609	$(6,027)	$141,319	$(85,322)
Investing	8,637	(2,121)	5,513	29,269

Changes in non-cash working capital	$81,246	$(8,148)	$146,832	$(56,053)

11.	Derivative financial instruments:
a)	Forward exchange contracts:

As at September 30, 2007, the Company had forward exchange contracts to sell 12.4 million Euro in exchange for US dollars at an average exchange rate of 1.3640 maturing in 2007. The fair value of the forward exchange sales contracts was negative $0.8 million. The effective portion of changes in these forward exchange sales contracts is recognized in other comprehensive income.

b)	Interest rate swap contract:

The Company has an interest rate swap contract recorded at its fair value of $0.9 million in other long-term liabilities.

c)	Egypt debt interest rate swap contracts:

On August 29, 2007, the Company entered interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 5. The interest rate swap contracts are effective from September 28, 2007 to March 31, 2015. These contracts swap the LIBOR-based interest payments to a fixed rate of 5.1% on approximately half of the projected outstanding debt for the period September 28, 2007 to March 31, 2015. The interest rate swap contracts are recorded at their fair value of $2.1 million in other long-term liabilities with the effective portion of the change in fair value recorded in other comprehensive income.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

12.	Argentina export duty costs:

Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to approximately $2.25 per mmbtu. This duty is reviewed quarterly and is adjusted with reference to a basket of international energy prices. At the beginning of the fourth quarter of 2007, we estimate that the export duty will be adjusted to $2.70 per mmbtu. While the Company’s natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, it has been contributing towards the cost of these duties and is in continuing discussions with its Argentinean natural gas suppliers regarding the impact of the increased export duty.

With respect to these export duties, the Company has interim agreements in place with all of its Argentinean natural gas suppliers. In principle, the Company has agreed to share the cost of duties based in part on prevailing methanol prices while providing a minimum price to its natural gas suppliers. At methanol prices below approximately $250 per tonne, the Company pays substantially all of the export duty. The Company has also gained considerable flexibility to take the natural gas depending on prevailing methanol market conditions, and to the extent that these arrangements are not economic then the Company will not purchase the natural gas. The amount of export duties charged to earnings in a period is primarily dependant on sales volume of Chile production that is produced with natural gas sourced from Argentina. During the third quarter, the Company did not produce any methanol from natural gas from Argentina. However, the Company sold inventory that was produced with natural gas sourced from Argentina in the second quarter of 2007 and the amount charged to earnings related to the cost of sharing export duties on this inventory was $10 million.

13.	Egypt methanol project:

During the second quarter of 2007, the Company reached financial close for its project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. The Company owns 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”), which is the company that is developing the project. EMethanex has secured limited recourse debt of $530 million. The Company expects commercial operations from the methanol facility to begin in early 2010 and the Company will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next three years, excluding financing costs and working capital, are expected to be approximately $740 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next three years is estimated to be approximately $195 million and we expect to fund these expenditures from cash generated from operations and cash on hand.

The Company’s investment in EMethanex is accounted for using consolidation accounting. This results in 100% of the assets and liabilities of the Egypt entity being included in our balance sheet. Our partners’ interest is presented as “non-controlling interest” on our balance sheet. Certain comparative figures related to this investment have been adjusted to conform with the accounting treatment in the current period.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

14.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three and nine month periods ended September 30, 2007 and 2006 are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2007	2006	2007	2006

Net income in accordance with Canadian GAAP	$23,610	$113,230	$203,970	$310,504
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,433)	(1,433)
Stock-based compensation [b]	170	(241)	321	(369)
Uncertainty in income taxes [c]	(998)	—	(3,807)	—
Income tax effect of above adjustments [d]	167	167	501	501

Net income in accordance with U.S. GAAP	$22,471	$112,678	$199,552	$309,203

Per share information in accordance with U.S. GAAP:
Basic net income per share	$0.22	$1.04	$1.94	$2.81
Diluted net income per share	$0.22	$1.04	$1.94	$2.80

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three and nine month periods ended September 30, 2007 and 2006 are as follows:

	Three Months Ended
	September 30, 2007			September 30, 2006
	Cdn GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$23,610	$(1,139)	$22,471	$112,678

Change in fair value of forward exchange contracts, net of tax	29	—	29	—
Change in fair value of interest rate swap, net of tax	(2,076)	—	(2,076)	—
Change related to pension, net of tax [e]	—	224	224	—

Comprehensive income	$21,563	$(915)	$20,648	$112,678

	Nine Months Ended
	September 30, 2007			September 30, 2006
	Cdn GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$203,970	$(4,418)	$199,552	$309,203

Change in fair value of forward exchange contracts, net of tax	(124)	—	(124)	—
Change in fair value of interest rate swap, net of tax	(2,076)	—	(2,076)	—
Change related to pension, net of tax [e]	—	672	672	—

Comprehensive income	$201,770	$(3,746)	$198,024	$309,203

[1]	A Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon the adoption of Section 1530 on January 1, 2007. Accordingly, there is no reconciliation of Canadian GAAP to U.S. GAAP for the prior periods.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

14. United States Generally Accepted Accounting Principles (continued):
(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For the three and nine month periods ended September 30, 2007, an increase to depreciation expense of $0.5 million (2006 — $0.5 million) and $1.4 million (2006 — $1.4 million) respectively, was recorded in accordance with U.S. GAAP.
(b) Stock-based compensation:
The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three and nine month periods ended September 30, 2007, a decrease to operating expense of $0.2 million (2006 — an increase of $0.2 million) and $0.3 million (2006 — increase of $0.3 million), respectively, was recorded in accordance with U.S. GAAP.
(c) Accounting for uncertainty in income taxes:
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company has recorded the cumulative effect adjustment as a $4.8 million increase to opening retained earnings, with no restatement of prior periods. During the three and nine month periods ending September 30, 2007, adjustments to increase income tax expense by $1.0 and $3.8 million, respectively, were recorded in accordance with U.S. GAAP.
(d) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP.
(e) Defined benefit pension plans:
U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. For the three and nine month periods ending September 30, 2007, the amortization of these deferred pension amounts was reclassified from comprehensive income to earnings.
(f) Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2007	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1	2005	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	3,572	1,073	1,360	1,139	5,310	1,160	1,478	1,351	1,321	5,341	1,504	1,130	1,332	1,375
Purchased methanol	1,031	387	269	375	1,101	288	222	294	297	1,174	285	325	269	295
Commission sales [1]	396	168	89	139	584	134	176	133	141	537	158	75	158	146

	4,999	1,628	1,718	1,653	6,995	1,582	1,876	1,778	1,759	7,052	1,947	1,530	1,759	1,816

METHANOL PRODUCTION
(thousands of tonnes)

Chile	1,553	233	569	751	3,186	766	666	872	882	3,029	916	684	702	727
Titan, Trinidad	641	191	225	225	864	229	206	214	215	715	195	184	135	201
Atlas, Trinidad (63.1%)	704	290	234	180	1,057	267	264	273	253	895	251	157	252	235
New Zealand	360	122	120	118	404	111	71	118	104	343	—	120	103	120
Kitimat	—	—	—	—	—	—	—	—	—	376	34	102	120	120

	3,258	836	1,148	1,274	5,511	1,373	1,207	1,477	1,454	5,358	1,396	1,247	1,312	1,403

AVERAGE REALIZED METHANOL PRICE [2]

($/tonne)	334	270	286	444	328	460	305	279	283	254	256	240	256	262
($/gallon)	1.00	0.81	0.86	1.34	0.99	1.38	0.92	0.84	0.85	0.76	0.77	0.72	0.77	0.79

PER SHARE INFORMATION ($ per share)

Basic net income (loss)	$1.99	0.24	0.35	1.38	4.43	1.62	1.05	0.75	1.02	1.41	0.42	(0.19)	0.53	0.63
Diluted net income (loss)	$1.98	0.24	0.35	1.37	4.41	1.61	1.05	0.75	1.02	1.40	0.42	(0.19)	0.53	0.63

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2007 THIRD QUARTER REPORT QUARTERY HISTORY	PAGE 28